Filed Pursuant to Rule 433
Registration No. 333-150368

GMX RESOURCES INC.

FOR IMMEDIATE RELEASE

FOR ADDITIONAL INFORMATION CONTACT:

Ken L. Kenworthy, Jr.	Michael Rohleder	James Merrill
CEO	President	CFO
405.600.0711 x311	405.600.0711 x338	405.600.0711 x305

GMX RESOURCES INC. Announces Pricing of Common Stock Offering and Pricing of $75 Million Principal Amount of Convertible Senior Notes Offering

Oklahoma City, Oklahoma, Thursday, October 22, 2009 GMX RESOURCES INC. (the “Company”) (NASDAQ GSM: ‘GMXR’) today announced that it has priced a public offering of 6,950,000 shares of its common stock, which was previously announced at 5,750,000 shares, at $15.00 per share as well as a public offering of $75 million aggregate principal amount of its convertible senior notes due 2015, which was previously announced at $70 million aggregate principal amount, and expects the issuance and delivery of the shares and the notes to occur on October 28, 2009, subject to customary closing conditions. The Company has also granted the underwriters a 30-day option to purchase a maximum of 1,042,500 additional shares of its common stock as well as a 30-day option to purchase a maximum of $11.25 million aggregate principal amount of additional notes, in each case, solely to cover over-allotments. The Company intends to use the aggregate net proceeds from these offerings to repay a portion of the outstanding indebtedness under its revolving bank credit facility, to repay all of its outstanding senior secured notes and for general corporate purposes.

The notes will be general senior, unsecured obligations of the Company and will be convertible, under certain circumstances, into cash, shares of the Company’s common stock or a combination of cash and shares of the Company’s common stock, at the Company’s election. The notes bear interest at a fixed rate of 4.50% per year, payable on May 1 and November 1 of each year, beginning May 1, 2010. The notes will mature on May 1, 2015.

The initial conversion rate of the notes is 53.3333 shares of the Company’s common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $18.75 per share of the Company’s common stock). The conversion rate and the conversion price are subject to adjustment upon the occurrence of certain events.

Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. are acting as joint book-running managers for both offerings.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offer will be made only by means of a prospectus, including a prospectus supplement, forming a part of an effective registration statement.

The Company has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (“SEC”) for each of the offerings to which this communication relates. Before you invest, you should read the prospectus and prospectus supplements in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplements and related prospectus may be obtained by contacting Credit Suisse Securities (USA) LLC in writing at Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, New York 10010 or by toll-free telephone call at 1 (800) 221-1037 or by contacting Jefferies & Company, Inc. in writing at Jefferies & Company, Inc., 520 Madison Avenue, New York, New York 10022 or by toll-free telephone call at 1 (888) 449-2342.

This press release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. They include statements regarding the Company’s intention to offer the notes as described and the Company’s intended application of the proceeds of any offerings, if successful. Such statements are subject to a number of risks, including prevailing market conditions for securities like the notes as well as risks specific to the Company’s business and securities. Reference is made to the Company’s reports filed with the SEC for a more detailed disclosure of those risks. For all these reasons, actual results or developments, including the success of the proposed offerings and the terms of the securities issued, may differ materially from those projected in the forward-looking statements.